CHIQUITA BRANDS INTERNATIONAL, INC.

250 East Fifth Street

Cincinnati, OH 45202

December 8, 2005

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Chiquita Brands International, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-123181)
Registration Statement on Form S-4 (File No. 333-128162)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-3 (File No. 333-123181) and the Registration Statement on Form S-4 (File No. 333-128162) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Standard Time on December 12, 2005 or as soon as practicable thereafter.

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings. Finally, the Company acknowledges that they may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Michael J. Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3259 and that such effectiveness also be confirmed in writing.

Very truly yours,

CHIQUITA BRANDS INTERNATIONAL, INC.

/s/ Robert W. Olson
By:	Robert W. Olson
Title:	Senior Vice President,
General Counsel and Secretary